Exhibit 99.1

_________________________________________

_________________________________

September 25, 2025

Via E-mail

Bioceres Crop Solutions Corp.

c/o RASA Holding LLC

1209 Orange St.

Wilmington, DE 19801

Attention: _________________________________

E-mail: _________________________________

Re: Reservation of Rights

Ladies and Gentlemen:

As you know, we are counsel to Jasper Lake Ventures One LLC (“Jasper Lake”) in its capacity as a Purchaser (as defined herein). Reference is made to the Note Purchase Agreement dated August 5, 2022, (as amended by the First Amendment to Note Purchase Agreement dated June 18, 2025, the “Note Purchase Agreement”) by and among Bioceres Crop Solutions Corp., as issuer (the “Company”), the parties signatory thereto as purchasers, including Jasper Lake (the “Purchasers”) and Wilmington Savings Fund, FSB, as collateral agent (the “Agent”). Capitalized terms used herein but not otherwise defined herein shall have the respective meanings given such terms in the Note Purchase Agreement.

We understand from Jasper Lake that Events of Default have occurred and are continuing under: i) Section 11.1(c) of the Note Purchase Agreement as a result of PRO FARM GROUP, INC. and PRO FARM MICHIGAN MANUFACTURING, LLC incurring Debt which is not Permitted Debt; ii)  Section 11.(c) of the Note Purchase Agreement as a result of the Company’s breach of Section 8.14 of the Note Purchase Agreement with respect to the quarter ended June 30, 2025, iii) Section 11.1(b) of the Note Purchase Agreement as a result of misrepresentations set in the First Amendment to Note Purchase Agreement dated June 18, 2025, and iv) Section 11.1(g)(viii) of the Note Purchase Agreement as a result of one or more Note Parties not being Solvent (collectively, the “Specified Defaults”).

This letter services as notice that (x) Jasper Lake fully reserves all rights and remedies it may have under the Note Purchase Agreement, the other Note Documents and applicable law as a result of the Specified Defaults and the occurrence of any other Events of Default which may now or hereafter exist and (y) Jasper Lake is entitled to exercise all rights and remedies under the Note Documents and applicable law, including, without limitation to require the immediate repayment in full of the Obligations (individually and collectively, “Enforcement of Rights”).

Haynes and Boone, LLP	30 Rockefeller Plaza | 26th Floor | New York, NY 10112 T: 212.659.7300 | haynesboone.com

Jasper Lake stands ready to engage in discussions with the Company to address these potential Events of Default. Note, however, to the extent that Jasper Lake has participated or will participate in any meetings, discussions or communications of any kind (the “Default Discussions”) with the Company or its representatives regarding the contents of this letter or other Events of Default, participation in such Default Discussions shall not constitute a waiver of any rights or remedies available to Jasper Lake pursuant to the Note Documents or under applicable law.

The Company is further notified that Jasper Lake’s past or future decision not to exercise available rights and remedies, Jasper Lake’s participation in any Default Meetings or the making of any advances or credit extensions by Jasper Lake are not intended and shall not serve to (a) operate as a waiver of any rights and remedies available to Jasper Lake pursuant to the Note Documents or (b) indicate agreement on Jasper Lake’s part to forbear from exercising its rights and remedies. In addition, Jasper Lake has not waived its right to insist upon strict compliance at all times with the Note Documents.

The delivery of this letter does not constitute the exercise of any Enforcement of Rights, nor does it constitute a waiver or forbearance of any right of Jasper Lake to, at any time, commence, pursue and/or undertake any Enforcement of Rights. This letter is delivered without prejudice to Jasper Lake in collecting all sums and enforcing all rights and remedies now or hereafter accruing under the Note Documents. Any acceptance now, or at any time in the future, by Jasper Lake of any full or partial payments or other obligations under the Note Documents shall not be deemed to constitute (a) an agreement amending the terms of or modification of any Note Document, (b) a waiver by Jasper Lake of its rights, remedies and recourses available to it under and pursuant to the Note Documents as provided therein and as otherwise allowed by law or in equity, or (c) an accord or satisfaction with respect to all or a portion of the Obligations. Jasper Lake hereby expressly reserve all of its rights, powers and privileges to pursue any of its rights or remedies under the Note Documents and applicable law.

You are further advised that no past or future oral or email communication, action, inaction, or course of dealing from, by or on behalf of Jasper Lake shall constitute any agreement, commitment, or evidence of any assurance or intention of Jasper Lake with respect to the subject matter hereof, and that you may not rely on any such past or future oral or email communication, action, inaction, or course of dealing. Any agreement, commitment, assurance or forbearance of Jasper Lake shall be binding and effective only if embodied in a written agreement duly executed by Jasper Lake. For the avoidance of doubt, no email communication shall constitute a written agreement.

Please feel free to call the undersigned regarding the contents of this letter at any time. We welcome and encourage the Company to engage with Jasper Lake to discuss the contents of this letter and representatives of Jasper Lake will make themselves available for consultation with the Company as soon as possible.

Regards,

_________________

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Cc:	BCS HOLDING INC.

VERDECA LLC

RASA HOLDING LLC

RIZOBACTER USA LLC

PRO FARM GROUP, INC.

PRO FARM MICHIGAN MANUFACTURING, LLC

BIOCERES SEMILLAS S.A.U.

RIZOBACTER ARGENTINA S.A.

BIOCERES CROPS S.A.

RIZOBACTER DO BRASIL LTDA.

BIOCERES CROPS DO BRASIL LTDA.

RIZOBACTER DEL PARAGUAY S.A.

RIZOBACTER SOUTH AFRICA (PTY) LTD

RIZOBACTER URUGUAY S.A.

c/o RASA Holding LLC

1209 Orange St.

Wilmington, DE 19801

Attention: ____________

E-mail: ____________________________

Ocampo 210bis, Predio CCT,

Rosario, 2000,

Santa Fe, Argentina

Attention: ____________

E-mail: ____________________________

_________________________________________________________________)